Exhibit 99.1

Envigado, July 16, 2025

APPROVAL OF THE CANCELLATION OF THE BDR PROGRAM

(“OTHER EVENTS”)

Almacenes Éxito S.A. (“Éxito” or “Company”) informs its shareholders and the market in general that, in line with the disclosures made on June 12, 2025, and within the scope of the conclusion of the discontinuation plan of the Company’s Brazilian Depositary Receipts program (“BDR Program” and “Discontinuation of the BDR Program”, respectively), the Brazilian Securities and Exchange Commission (“CVM”) approved the cancellation of the BDR Program. The cancellation of the Company’s registration as a foreign issuer under category ‘A’ before CVM will become effective within fifteen business days.

Important Notice Regarding Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.